
November 13, 2023

Keith Goldan
Chief Financial Officer
Syndax Pharmaceuticals Inc
35 Gatehouse Drive, Building D, Floor 3
Waltham, Massachusetts 02451

> **Re: Syndax Pharmaceuticals Inc**
> **Form 10K for Fiscal Year Ended December 31, 2022**
> **File No. 001-37708**

Dear Keith Goldan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10K for Fiscal Year Ended December 31, 2022

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development, page 62

1.  We note in your discussion of research and development expenses you attribute a portion of the increased expenses to study activities related to your product candidates, axatilimab and revumenib. Please revise your future filings to address the following regarding your research and development expense:

    - Revise to separately quantify the research and development costs tracked during each period presented for each of your key research and development projects.
    - For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. quantify by nature or type of expense).
    - Separately quantify the amount of cost reimbursements that are recorded during the period as a reduction to research and development expense.

- The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 with any questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences